Exhibit 99.1

Third Quarter Report to Shareholders

For the nine months ended September 30, 2002	www.canadalife.com

Canada Life Reports Growth in Third Quarter Results Despite
Challenging Markets

Financial Highlights – Unaudited

				As at or
	For the three months			for the nine months
	ended September 30			ended September 30
(in millions of Canadian dollars except			%			%
per share and percentage amounts)	2002	2001	Change	2002	2001	Change

PERFORMANCE MEASURES

Common shareholders’ net income	$114	$91	25	$359	$304	18

Basic earnings per common share	$0.71	$0.57	25	$2.24	$1.90	18

Book value per common share				$22.64	$20.10	13

12 month return on common shareholders’ equity(1)				11.6%	13.2%

MCCSR ratio(2)				214%	184%

PREMIUMS, PREMIUM EQUIVALENTS AND NEW DEPOSITS

General fund premiums	$1,561	$1,335	17	$4,291	$3,986	8

Segregated funds deposits	862	917	(6)	2,795	2,990	(7)

ASO premium equivalents and other deposits(3)	389	499	(22)	1,601	1,538	4

Total	$2,812	$2,751	2	$8,687	$8,514	2

ASSETS UNDER ADMINISTRATION

General fund				$36,663	$34,326	7

Segregated funds				20,776	20,093	3

				57,439	54,419	6

Other assets(3)				7,725	8,187	(6)

Total				$65,164	$62,606	4

Notes:
(1)	Return on common shareholders’ equity is calculated by dividing common shareholders’ net income for the 12 months ended September 30 by the average shareholders’ equity for the 12 months ended September 30.

(2)	Minimum Continuing Capital and Surplus Requirements (MCCSR) is calculated in accordance with capital standards set by the Company’s primary regulator, the Office of the Superintendent of Financial Institutions, Canada.

(3)	Other deposits are included in other assets administered by the Company on behalf of third parties and are not included in general or segregated funds of the Company.

November 6, 2002 (Toronto, Canada) – Canada Life Financial Corporation (the Company) reported common shareholders’ net income of $114 million or $0.71 per share for the third quarter of 2002 and $359 million or $2.24 per share for the nine months ended September 30, 2002, up 25% and 18%, respectively, over the comparable periods in 2001. Excluding the $15 million provision taken in the third quarter of 2001 for September 11, 2001 and adjusting for the impact of the change in accounting standards in 2002 whereby goodwill is no longer amortized, common shareholders’ net income for 2001 was $113 million for the quarter and $338 million for the nine months ended September 30, 2001. This growth in earnings was realized despite dramatic decreases in global equity markets and the overall challenging investment climate.

Stock market indices in Canada, the United States and the United Kingdom, as at September 30, 2002, were on average 18% lower than September 30, 2001 and 17% lower than June 30, 2002. The negative impact of the declines in markets on earnings was $13 million for the quarter and $21 million year to date compared with the same periods last year and $20 million compared with the second quarter of this year.

Return on common shareholders’ equity was 11.6% for the 12 months ended September 30, 2002. Excluding the provision for September 11 taken in 2001, return on common shareholders’ equity for the 12 months ended September 30, 2002 was 13.4%, down from the 13.7% for the 12 months ended September 30, 2001 on a comparable basis.

At its meeting today, the Board of Directors approved a quarterly dividend of $0.15 per common share, payable December 31, 2002 to shareholders of record at the close of business on November 22, 2002.

The Board of Directors also declared a dividend of $0.390625 on each outstanding Class B Preferred Share, payable on December 31, 2002 to shareholders of record at the close of business on November 22, 2002.

Premiums, premium equivalents and new deposits of $2,812 million for the quarter were up $61 million or 2% over the comparable period in 2001. General fund premium revenue of $1,561 million for the quarter was up $226 million or 17% over the comparable period in the prior year, primarily as a result of continued strong payout annuity sales in the United Kingdom and Canada, growth in group protection in the United States and growth in life reinsurance. Segregated funds deposits decreased $55 million or 6% in the quarter as compared to the same period in the prior year as a result of global stock market volatility in the third quarter of this year. ASO premium equivalents and other deposits of $389 million for the third quarter decreased $110 million as compared to the same quarter in the prior year, primarily as a result of a large one-time deposit in 2001 that did not recur this year.

The quality of the Company’s $35,261 million general fund invested asset portfolio remained high throughout the quarter and, in particular, the bond portfolio was maintained at an A+ rating overall. We did not experience any significant credit problems during the quarter, and specific investment provisions and write-offs expensed in the quarter were a modest $8 million despite a challenging credit environment.

Assets under administration were $65,164 million as at September 30, 2002, an increase of $2,558 million or 4% over the same date last year. The increase was the result of new business growth over the past year and the strengthening of the U.S. dollar, British pound and Euro against the Canadian dollar.

The Company’s measure of capital adequacy for regulatory purposes, as quantified by its Minimum Continuing Capital and Surplus Requirements (MCCSR) ratio, was 214% at the end of the third quarter as compared to the 212% reported at the end of the second quarter of 2002. The Company’s MCCSR ratio is up from 184% reported for the end of the third quarter of 2001 primarily due to the additional capital raised in December 2001 and March 2002.

We remain focussed on keeping general expenses in 2002 at the same level as 2001, excluding the impact of acquisitions and non-recurring charges. During this quarter, general expenses increased $15 million or 8% as compared to the same quarter last year due in part to timing of expenses in 2001. Expenses were higher in absolute terms as a result of ongoing costs related to the direct affinity marketing operation acquired in Canada during the fourth quarter of 2001, business growth in the Republic of Ireland, $4 million of one-time costs related to restructuring in Canada and the United States, and the strengthening of foreign currencies against the Canadian dollar. Despite the increase in the quarter, general expenses for the nine months ended September 30, 2002 were $565 million, less than 1% higher than the same period last year.

The Company expects the return on equity to be within its objective of 13.5% to 14.5% by the end of fiscal 2002, but at the lower end of the range if equity markets remain at the levels of September 30, 2002. Top line growth as measured by the increase in premiums, premium equivalents and new deposits is expected to show low single digit growth for the full year 2002 over 2001.

The performance this quarter demonstrates the benefits of our ongoing commitment to meeting stringent operational and financial goals. Our focus on and ability to leverage strengths and opportunities, including people skills and cross-border business line experience in selected markets, are significant determinants of our drive to serve our customers effectively and cost-efficiently and to increase shareholder value. The appointments of Bill Acton as President and Chief Operating Officer of the Company, and his successor as head of the Canadian Division, Don Gallagher, formerly of our Irish Division, are two key examples of the depth of talent that will allow us to keep building the Company for the future.

David A. Nield
Chairman and Chief Executive Officer

(As reported on November 6, 2002)

This report provides management with the opportunity to discuss the financial performance and condition of the Company and, as such, may contain forward-looking statements about the Company, including its business operations and strategy and expected financial performance and condition. Statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions are forward-looking statements. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about the future events and are subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance and the Company has no specific intentions to update these statements whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned against undue reliance on these forward-looking statements. Actual events and results could differ materially from those expressed or implied by the forward-looking statements made by the Company due to, but not limited to, important factors such as general economic and market factors, interest rates, equity markets, business competition and changes in government regulations.

PROGRESS AGAINST OBJECTIVES – THIRD QUARTER 2002 HIGHLIGHTS

1.	Exploit proven capability to make value-added acquisitions

•	On October 1, 2002, the previously announced agreement with Royal & SunAlliance Insurance Group plc to acquire that company’s group life and long term disability insurance business in the United Kingdom was completed. This acquisition has made us the market leader in group life insurance in the United Kingdom with approximately 30% of the market and that country’s second largest provider of group income protection (disability) insurance with approximately 21.5% of the market. This transaction is expected to be accretive to earnings in 2003.

•	On October 31, 2002, we completed the transaction to acquire CNA Life Insurance Company of Canada, a leading provider of preferred term life insurance products in Canada. This acquisition will add greater economies of scale for this line of business overall.

2.	Build strong market positions in selected businesses

•	Despite volatile global stock markets, the Company recorded strong general fund annuity growth in the third quarter with a 21% increase over the prior period. This outcome was driven by sales activity in both Canada and the United Kingdom.

•	Group protection posted strong premium gains in Canada, the United Kingdom and the United States.

•	Continued strong sales growth in Germany with more than 2,000 policies sold in the third quarter for more than 6,000 policies sold year to date compared to 4,161 policies sold for the entire year 2001.

3.	Maximize near-term profitability through expense efficiency, tax management and reinsurance

•	During the quarter, we announced our intention to close the Financial Consultancy sales force in the United Kingdom. While no material impact is expected on shareholders’ net income, expenses will rise in the fourth quarter of 2002. In 2003, expenses are expected to be lower.

•	We successfully transferred approximately 90 full-time support staff positions from Atlanta to Regina. This move is expected to reduce the Company’s expenses in 2003.

•	Our effective tax rate dropped to 23.7% in the third quarter of 2002 compared to 29.3% for the same period last year as a result of a write-down of future tax assets last year and lower tax liabilities this year.

4.	Achieve strong market positions by leveraging processes and infrastructure throughout the Company

•	A formalized, customer-centric approach to process improvement is being deployed in our Canadian division. We have successfully streamlined processes while achieving increased customer satisfaction and productivity improvements. This approach, as well as the streamlined process designs, are now being shared with the other divisions in the Company.

5.	Deliver continuous improvement in financial performance

•	Year-over-year growth in common shareholders’ net income.

•	General fund invested asset portfolio quality remains high with an A+ rating overall for the bond portfolio and relatively modest provisions and write-offs of $8 million expensed in the third quarter, consistent with experience in the second quarter of this year despite a challenging credit environment.

SHAREHOLDER AND CORPORATE INFORMATION

Corporate Information

Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company, founded in 1847, and is traded on the Toronto Stock Exchange under the symbol “CL” and the New York Stock Exchange under the symbol “CLU”. Canada Life Financial Corporation has total consolidated assets under administration in excess of $65 billion. Headquartered in Toronto, Canada, the Company operates principally in Canada, the United Kingdom, the United States, the Republic of Ireland, and in numerous other countries.

Corporate Address: Canada Life Financial Corporation 330 University Avenue Toronto, Ontario, Canada M5G 1R8 Phone: 416-597-1456 Website: www.canadalife.com	Investor Relations:

Brian Lynch
Vice-President, Investor Relations
330 University Avenue
Toronto, Ontario, Canada M5G 1R8
Phone: 416-597-1440 (ext. 6693) or
             416-204-2381
E-mail: investor_relations@canadalife.com	Corporate Communications: Ardyth Percy-Robb Corporate Communications Vice-President 330 University Avenue Toronto, Ontario, Canada M5G 1R8 Phone: 416-597-1440 (ext. 6104) E-mail: info@canadalife.com

Shareholder Information

Canada Life Financial Corporation hosts a Third Quarter Earnings Results Conference Call at 3:00 p.m. November 6, 2002, Toronto time. Members of the media are welcome to audit the call. In Toronto, the number is 416-695-5806. Toll free, North America, the number is 800-273-9672. Participants are asked to provide their name, location and organization to the operator. A playback of this call is available after 5:00 p.m. November 6, 2002, Toronto time until midnight, Toronto time on November 13, 2002 at 416-695-5800 (Passcode: 1140083) or toll free in North America at 800-408-3053 (Passcode: 1140083).

The call is also made available to listeners live over the internet through Canada Life’s website. Go to www.canadalife.com/Investor and click on “Presentations”. This web cast is archived and available on the website.

Shareholder Services:

Any inquiries regarding change of address, shareholder dividends, change in registration of shares, or any other shareholder administration issues should be directed to our transfer agent.

Transfer agent:

Canada Computershare Trust Company of Canada 100 University Ave. 9th Floor Toronto, Ontario M5J 2Y1 Phone: 1-888-284-9137	United Kingdom Computershare Investor Services PLC The Pavilions, Bridgwater Road, Bristol, England BS99 7NH Phone: 0870-702-0164	United States Computershare Investor Services, LLC P.O. Box A3504 Chicago, Illinois 60690-3504 Phone: 1-888-284-9137	Republic of Ireland Computershare Investor Services (Ireland) Ltd. Heron House, Corrig Road, Sandy Ford Industrial Estates, Dublin 18 Phone: 01-216-3100

E-mail: canadalife@computershare.com	E-mail: canadalife@computershare.com	E-mail: webqueries@computershare.com	E-mail: canadalife@computershare.com